UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   George, Michael W.
   11388 Sorrento Valley Road, Suite 200


   San Diego, CA   92121
2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/07/03
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Class A Common Stock, no par value            01/07/03    S (1)    1,720         D  $1.0118      0
Class A Common Stock, no par value            09/17/02    S (2)       78         D  $1.4297
Class A Common Stock, no par value            06/18/02    S (3)      202         D  $1.7699


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $0.7813                                                                    07/16/99     07/16/09
(right to buy)
Non-Qualified Stock Option     $1.5000                                                                                 06/30/08
(right to buy)
Non-Qualified Stock Option     $1.5500                                                                    12/02/99     12/02/09
(right to buy)
Non-Qualified Stock Option     $1.7000                                                                    04/17/00     04/17/10
(right to buy)
Non-Qualified Stock Option     $2.1250                                                                    05/08/00     05/08/10
(right to buy)
Non-Qualified Stock Option     $3.2400                                                                    03/15/02     03/15/12
(right to buy)
Non-Qualified Stock Option     $4.1500                                                                    03/16/01     03/16/11
(right to buy)
Non-Qualified Stock Option     $0.7200                                                                                 02/19/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option               Class A Common Stock           15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           35,000                    35,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           60,000                    60,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
On 01/7/03, Mr. Michael George's sons sold a total of 1,720 shares of Class A Common Stock at $1.0118 per share in the open market.
(2)
On 09/17/02, Mr. Michael George's sons sold a total of 78 shares of Class A Common Stock at $1.4297 per share in the open market.
(3)
On 06/18/02, Mr. Michael George's sons sold a total of 202 shares of Class A Common Stock at $1.7699 per share in the open market.

SIGNATURE OF REPORTING PERSON
/S/ By: Gregory P. Hanson
    For: Michael W. George
DATE 01/13/03